UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
June 8, 2011

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Pharmaceutical Product Development, Inc.

File No. 000-27570- CF#26747

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Pharmaceutical Product Development, Inc. submitted an application under Rule 24b-2 requesting a grant of confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on May 3, 2011.

Based on representations by Pharmaceutical Product Development, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

Exhibit 10.278   through April 14, 2016

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Jennifer Riegel
Special Counsel